June 9, 2005

Securities and Exchange Commission
460 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Advaxis, Inc. Registration Statement on Form SB-2 Application for Confidential Treatment, filed April 7th and June 1st 2005 File No. 333-122504

Ladies and Gentlemen:

On behalf of our client, Advaxis, Inc., a Colorado corporation (the “Company”), we attach for filing under the Securities Act of 1933, as amended (the “Act”), by means of the Electronic Data Gathering, Analysis, and Retrieval system, Amendment No. 4 to Registration Statement on Form SB-2 (File No. 0.50621) (the “Registration Statement”), together with certain exhibits thereto.

We are in receipt of the letter, dated June 9, 2005 (the “Comment Letter”), from John Krug, Esq., of the Securities and Exchange Commission (the “Commission”), addressed to the Company. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the filing transmitted herewith.

Comment Number	Response
1.	The Company has revised the application for confidential treatment regarding proper preparation of a confidential treatment request for information required to be included in a filing.
2.
The Company has revised the application for confidential treatment. The Company requests confidential treatment until June 9, 2015 with respect to the redacted portions of the License Agreement with the Trustees of the University of Pennsylvania.

3.	The Company has revised the redactions in Sections 2.6, 2.7, 6.5, 6.6 and 7.6 of the License Agreement with the Trustees of the University of Pennsylvania.
4.
The Company has revised the application for confidential treatment. The Company requests confidential treatment until June 9, 2008 with respect to the redacted portion of the Manufacturing Agreement with Cobra Biomanufacturing PLC.

Comment Number	Response
5.	The Company had unintentionally omitted the attached document “0422 Phase II Terms and Conditions”. The Company has revised the disclosure to include the attached document.
6.	The Company has filed as Exhibit 10.28 the Royalty Agreement, dated as of May 11, 2003, by and between Cobra Bio-Manufacturing PLC and the Company.
7.
The Company has revised the application for confidential treatment. The Company requests confidential treatment until June 9, 2008 with respect to the redacted portion of the Clinical Research Services Agreement with Pharm-Olam International Ltd.

Closing Comments	The Company takes notice of the Closing Comments.

Please contact the undersigned at (212) 209-3090 if we may be of assistance.

Sincerely,

/s/ Gary A. Schonwald

Gary A. Schonwald